November 19, 2020

Via EDGAR

Kimberly Browning, Esq.

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 10549

Re: Guinness Atkinson Funds, File Nos. 333-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On September 14, 2020, the Registrant filed Post-Effective Amendment No. 112 (“PEA”) on Form N-1A (Accession No. 0001398344-20-018488) with respect to SmartETFs Advertising & Marketing Technology ETF (the “Fund”), a new series of the Trust. The Fund’s initial filing on Form N-1A was submitted on October 16, 2019 (Accession No. 0001398344-19-017958).

On behalf of the Registrant, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to the undersigned on October __, 2020, relating to the PEA.

The Staff’s comments are set forth below followed by our response. We have attempted to accurate restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the PEA.

When a comment applies to more than one section of the filing, unless otherwise discussed, we have attempted to make changes consistently as appropriate. Recently, comments have been provided on other registration statements filed by Registrant. Where appropriate, disclosure has been updated to reflect these comments.

The Registrant acknowledges that the Funds is responsible for the accuracy and adequacy of the disclosure in the Funds’ prospectus/information statements.

Comment No. 1: In the “Principal Investment Strategies” section pursuant to Item 9 of Form N-1A, disclosure concerning specific types of equity securities in which the Fund will invest, consistent with other funds operated by the Registrant.

Response: The Registrant has revised the disclosure.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Comment No. 2: In the “Principal Investment Strategies” summary section pursuant to Item 4, (1) revise to clarify the 80% test; (2) add a quantitative test to categorize companies as Advertising or Marketing Technology companies; (3) clarify whether a fixed percentage is allocated among domestic or foreign issuers; (4) add disclosure to clarify that at all times, the Fund will have 15% of its portfolio invested in each of Advertising companies and Marketing Technology companies; (5) explain better what is meant by “narrow” or “tailored”; and (6) clarify what investments will constitute the 80% basket and what will constitute the 20% basket.

Response: The requested changes have been made. The Fund is designed to invest in publicly traded equity securities of companies operating businesses that derive profits from Advertising and Marketing Technology. This includes not only traditional advertising companies but also companies that make digital or automated advertising more effective, including companies that use data to deliver advertising or marketing communications to specific types of consumers or customers, and companies that develop or provide resources to deliver advertising or market products in this manner. The Fund has enhanced the explanation of the types of companies in which it will invest in both Advertising and Marketing Technology.

Although the Fund believes that there is no mandatory 50% assets/revenues/income/profits test that applies to the words in the Fund’s name, the Fund has added a 50% test to explain that it seeks companies that derive 50% or more of their income/revenues/profits from, or devote 50% or more of their assets to, advertising or marketing technology related businesses. The Fund has clarified that at all times, at least 15% of its portfolio will be invested in Advertising companies and at least 15% of its portfolio will be invested in Marketing Technology companies.

The Fund had modified its disclosure concerning the 20% basket to make clear that while the Fund intends that all of its investments will be related to Advertising and Marketing Technology, it may invest up to 20% of its assets in companies that do not meet the 50% test. The Fund believes it is in the best interests of investors for the Fund to be able to identify companies offering these business lines before they constitute 50% of a company’s revenues, income or profits, or before these business lines receive a significant dedication of 50% of a company’s assets. As a result, this 20% basket is intended to capture entities that are Advertising-related and Marketing Technology-related companies but cannot meet the 50% test requested by the staff.

Comment No. 4: In the “Principal Investment Strategies” section, the scope of the types of companies in which the Fund will invest is very broad, sometimes vague and could encompass some companies that offer technology services or other services that could be used in fields other than advertising or marketing technology. Consider revising the description of the companies in which the Fund will invest to clarify how these generic company descriptions relate to the Fund’s name.

Response: The Registrant has reviewed the disclosure and made selected revisions. The Registrant believes that the disclosure is sufficiently detailed to identify the types of companies in which the Fund invests, and notes that while some companies, such as those in client relationship management, security, data authentication and data management lines of business, may provide services to a wide range of clients, the Fund’s investments in these types of companies will be limited to companies that are providing these services in the Advertising or Marketing Technology lines of business. The Fund is designed to capture potential investment returns from companies that are using integrated advertising and marketing aspects of a customer or consumer relationship, which may encompass companies that provide other services as well. The Registrant believes that in context, an investor would understand that the Fund is investing in companies that provide these types of services in connection with advertising and marketing.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Comment No. 5: In the description of how the Adviser analyzes fund investments, explain “EBITDA” and clarify what industry assessments the adviser considers and why a company’s public statements are important.

Response: The Registrant has enhanced the disclosure. The Adviser considers third-party industry assessments of a company’s businesses, for example, published reports by industry analysts of a company’s business activities and success, and also considers a company’s own statements about its activities, including press releases, website disclosures and investor disclosures, including financial reports. All of these informational inputs are part of the Adviser’s fundamental analysis of a potential portfolio company and whether the company is an Advertising company or a Marketing Technology company for purposes of the Fund’s investment.

Comment No. 6: Clarify if there is a specific allocation of investments among US and non-US issuers.

Response: The Registrant confirms that there is no mandatory allocation of Fund assets to US or non-US companies, or to companies tied to any particular country. The Fund may invest in US or non-US securities, based on the desirability of such securities at the time they are considered.

Comment No. 7: Disclose the Fund’s concentration strategy.

Response: The Registrant has revised the disclosure as follows:

The Fund will concentrate its investments (that is, invest more than 25% of its total assets) in Advertising and Marketing Technology companies (as defined above), and these companies may fall into the following industry groups: telecommunications services, media and entertainment, information technology services, software services and commercial and professional services. A downturn in companies in any of these industry groups would have a larger impact on the Fund than on a fund that does not concentrate in Advertising and Marketing Technology companies.

The Fund’s fundamental investment restriction on concentration reads as follows:

The Fund may not . . . Invest 25% or more of the total value of its assets in securities of issuers in a particular industry, except that the Fund will invest 25% or more of its assets in securities of Advertising and Marketing Technology companies; and this restriction shall not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Comment No. 8: Add disclosure concerning how the Adviser determines that a company is economically tied to a foreign country and if there are particular foreign countries in which the Fund’s assets will be invested, disclose the risks of investing in those foreign countries and the associated foreign currency risks, if any.

Response: The Registrant has revised the disclosure. The Fund believes that it has identified the foreign countries in which a significant portion of its portfolio could be invested and has disclosed associated currency risks.

Comment No. 9: In the “Principal Risks” section, consider whether risk warnings under the heading “Concentration Risk” are duplicative of earlier disclosure.

Response: The Registrant has reviewed and revised the disclosure. The Registrant respectfully declines to remove the disclosure of the industry risks associated with the Media & Entertainment, Software Services or Commercial/Professional Services risks, because the Registrant believes that the risks associated with these industries, as disclosed, are risks that could affect the Fund’s investments. The Registrant believes that these risk disclosures, when combined with other closely related risk disclosures, present a contextual view of the Fund’s principal investment risks. The Registrant believes that it is appropriate to include the earlier sector disclosure risks for the same reason.

Comment No. 10: In the risk disclosure on investing in non-US companies, consider whether the Brexit risk is necessary if the UK is not identified as a country in which the Fund invests as a principal investment strategy.

Response: The Registrant respectfully declines to remove the Brexit risk disclosure. The Registrant believes that many companies face potential direct and indirect impacts of Brexit and that currently, the Brexit risk impact should be included as the Fund may invest in companies that could be impacted by Brexit risk.

Comment No. 11: Consider revising China risk disclosures based on the Risk Spotlight issued by the SEC’s Department of Economic and Risk Analysis on July 6, 2020 titled “US Investors’ Exposure to Domestic Chinese Issuers”.

Response: The Registrant has revised and enhanced the disclosure concerning investments in Chinese issuers and in companies economically tied to China.

Comment No. 12: Reconcile Item 4 and Item 9 risks concerning foreign country risk exposures concerning Hong Kong.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Response The Registrant has revised the disclosure.

Comment No. 13: Consider location of risk disclosures concerning liquidity which appear in Item 9 disclosure but not in Item 4 disclosure.

Response: The Registrant has considered the comment and respectfully declines to remove the liquidity risk disclosure or to add additional liquidity risk disclosure to the summary. The Registrant believes that all funds face a general liquidity risk. Depending on market conditions, any security in the Fund’s portfolio – US or non-US -- could present liquidity risk at any time. The Fund believes its references to liquidity in its principal investment strategies as well as in risk disclosures relating to global risks and non-US investment risks are sufficient summary references of this Item 9 liquidity risk, and that no additional risk disclosure would be helpful.

Comment No. 14: In the More About the Fund’s Investment Strategies and Risks section, the Staff believes that the explanation of the Fund as a thematic fund is too broad, especially in light of the reference to general technology that increases marketing, sales or customer support efficiency, or enhanced customer experience, and that the reference to “publishers” is too broad. Also, consider removing duplicative references from this section and clarify the connection between Advertising or Marketing Technology and companies that deliver advertising in connection with gaming, entertainment or streaming services.

Response: The Registrant believes that the prior summary section, and related modifications to this section, make clear that all of the Fund’s investments will be in Advertising-related and Marketing Technology-related companies. The Fund notes that improving customer experiences and customer support efficiency is a part of the Marketing Technology field of business, and that a number of public issuers offer these lines of business as a service. The Fund has revised the “publisher” disclosure to limit this to publishers that offer advertising with their content (whether print or digital) or generate advertising revenue. The Fund has also clarified the connection between gaming, entertainment or streaming services as non-traditional media through which advertising may be delivered.

Comment No. 15: Review and revise the Fund’s concentration disclosure in the “More About the Fund’s Investment Strategies and Risks” section.

Response: The Registrant has revised the disclosure.

Comment No. 16: Remove extraneous cross references.

Response: The requested deletions have been made.

Comment No. 17: Conform headings of Item 9 Principal Risk Disclosure.

Response: The requested changes have been made.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Comment No. 18: Significant market events have occurred as a result of the Covid-19 pandemic since the N-1A was filed; please consider whether the disclosures including risk disclosures should be revised based on how these events may affect the Fund and its investments; if Registrant believes no additional disclosure is warranted please explain why not.

Response: Registrant believes that the risks associated with Covid-19 and its impacts on the portfolio have been sufficiently disclosed.

Comment No. 19: In the SAI, in the section captioned “Investment Restrictions and Policies”, the Fund includes language that the Adviser may reclassify an issuer in an industry group, industry or industry sub-group for purposes of its compliance with its concentration policy. Please remove this language as it represents the reservation of a right to concentrate.

Response: The Registrant has reviewed the disclosure and respectfully declines to remove this language. The Registrant has enhanced the disclosure with a further reference to its proprietary analytical process.

The Fund invests in Advertising and Marketing Technology companies, which it has described in significant detail, including the type of investments in which the Fund will invest (publicly traded equity securities) and the criteria used in evaluating and selecting these investments. For purposes of complying with its investment restriction, which affirmatively states that it will concentrate in Advertising and Marketing Technology companies, the Fund states that it relies on the Adviser’s classifications. This disclosure notes that according to general industry classification standards, which the Adviser does not rely upon as a criterion for making its investment decisions, the Fund’s investments may fall within certain identified industry groups. The language referred to, which relates to reclassification among industry groups, industry or sub-groups, seems particularly important when, as in this case, different classification systems would classify the Fund’s portfolio companies into different industry groups, industries or sub-groups. The purpose of this disclosure is to enhance an investor’s understanding that although the Adviser assesses companies as being Advertising or Marketing Technology companies, industry classification systems may treat them differently. This is not a reservation of rights, as the Fund has disclosed that it is concentrating in Advertising and Marketing Technology companies. The Adviser has enhanced the disclosure to add the following clause at the end of the paragraph: “, and the Adviser’s classifications will be based upon the same information as used by the Adviser to determine that a company is an Advertising or Marketing Technology company.”

Comment No. 20: In the fundamental investment restriction on concentration, please clarify the Fund’s concentration restriction and associated disclosure; specifically, the restriction as currently drafted is ambiguous as to whether the Fund concentrates in each of the identified industries or sub-industries or whether this limitation applies to 25% in the aggregate of the identified industries.

Response: The Fund has revised the restriction and associated disclosure. The Fund concentrates in Advertising companies and Marketing Technology companies, as defined by the Adviser. In the associated disclosure, the Fund identifies that Advertising companies and Marketing Technology companies can include companies that are identified by other classification systems as being in the identified industries. Please see response to Comment No. 7.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 19, 2020

Comment No. 21: In the response letter, you note that the Fund invests in ADRs and GDRs but you have removed disclosure concerning these investments from the prospectus and relocated it to the SAI. Restore this disclosure to the prospectus if investing in ADRs and GDRs is a principal investment strategy.

Response: The Registrant has considered the comment and respectfully declines to make changes based on the Adviser’s internal assessment of the level of risk associated with its use of ADRs or GDRs.

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra Alberstadt